Exhibit 99.1

Jupai Reports First Quarter 2016 Results

SHANGHAI, May 24, 2016 /PRNewswire/ — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

FIRST Quarter 2016 FINANCIAL HIGHLIGHTS

•        Net revenues in the first quarter of 2016 were $34.6 million, a 148.0% increase from $13.9 million for the corresponding period in 2015.

($’000, except percentages)	Q1 2015	Q1 2015%	Q1 2016	Q1 2016%	YoY Change %
One-time commissions	9,976	71.5%	23,925	69.1%	139.8%
Recurring management fee	2,759	19.8%	5,655	16.4%	105.0%
Recurring service fees	1,209	8.7%	5,003	14.5%	313.9%
Total net revenues	13,944	100%	34,583	100%	148.0%

•        Income from operations in the first quarter of 2016 was $4.8 million, a 24.9% decrease from $6.4 million for the corresponding period in 2015.

•        Net income attributable to ordinary shareholders in the first quarter of 2016 was $4.1 million, a 16.5% decrease from $4.9 million for the corresponding period in 2015.

•        Non-GAAP[1] net income attributable to ordinary shareholders in the first quarter of 2016 was $5.4 million, a 2.9% increase from $5.2 million for the corresponding period in 2015.

FIRST QUARTER 2016 OPERATIONAL UPDATES

•        Total number of active clients[2] during the first quarter of 2016 was 2,816, a 45.1% increase from 1,941 for the corresponding period in 2015.

•        Aggregate value of wealth management products distributed by the Company during the first quarter of 2016 was RMB10,832 million (US$ 1,672 million), a 140.2% increase from the corresponding period in 2015.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
Product type	March 31, 2015		March 31, 2016
	(RMB in millions, except percentages)
Fixed income products	2,880	64%	5,203	48%
Private equity products	1,042	23%	4,059	37%
Secondary market equity fund products	563	12%	1,262	12%
Other products	25	1%	308	3%
All products	4,510	100%	10,832	100%

•        Jupai’s coverage network as of March 31, 2016 included 58 client centers covering 35 cities, up from 50 and 32 client centers covering 29 and 18 cities, as of December 31, 2015 and March 31, 2015, respectively.

•        Total assets under management[3] as of March 31, 2016 were RMB21,436 million (US$ 3,318 million), a 71.6% increase from December 31, 2015 and a 668.6% increase from March 31, 2015.

Assets under management - breakdown by product type

	As of
Product type	March 31, 2015		March 31, 2016
	(RMB in millions, except percentages)
Fixed income products	1,775	64%	8,627	40%
Private equity products	847	30%	10,870	51%
Secondary market equity fund products	79	3%	1,464	7%
Other products	88	3%	475	2%
All products	2,789	100%	21,436	100%

[1] Jupai’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets resulting from business acquisitions.

[2] “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

[3] “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

“We are pleased to announce that the total value of wealth management products distributed by Jupai reached a new quarterly high of $1.67 billion in the first quarter 2016, despite the slow season effects from the Chinese New Year holiday,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “In the first quarter of 2016, we continued to diversify our product offerings, with fixed-income products accounting for 48% of the aggregate value of all products distributed in this period, down from 56% in the fourth quarter of 2015. Private equity and venture capital products, which are the main contributors of recurring fees, accounted for 37% of the aggregate value of all products distributed in this period, up from 33% in the fourth quarter of 2015. The increase in private equity and venture capital products as a percentage of all our product offerings speaks to our ability to improve our product mix. Jupai’s asset management business has achieved solid growth and we believe it will continue to make significant progress. Our total assets under management increased from $1.9 billion at the end of 2015 to $3.3 billion at the end of the first quarter of 2016.”

Mr. Ni continued, “Looking ahead, we plan to further strengthen our professional team, maintain our stringent risk control standards, and continue to select quality products for our clients. We will also look to cooperate with more outstanding international product providers and further enhance our offerings of overseas products through our Hong Kong subsidiary. As a critical part of our overseas strategy, our Hong Kong subsidiary has recently obtained licenses to, among other things, deal in, and advise on, securities as well as asset management. We look forward to launching our business in Hong Kong this month.”

Mr. Tianxiang Hu, Jupai’s co-chairman and executive chairman of the board commented, “Jupai remains confident in the outlook for the internet finance industry, and we believe that our strategic investments in this industry will pay off in the long term.”

Ms. Min Liu, Jupai’s chief financial officer said, “Jupai maintained strong growth momentum in the first quarter of 2016, with net revenues growing at 148.0% year-over-year, as we continued to adopt more proactive sales and marketing strategies, strengthened our brand, and further expanded our market share. As our business continues to grow rapidly, we will remain focused on improving our revenue mix to increase revenue from recurring management fees and recurring service fees, and enhancing our operating margin. We have also adjusted our commission structure to control costs, which is expected to be reflected in our second quarter financial results.”

FIRST QUARTER 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2016 were $34.6 million, a 148.0% increase from $13.9 million for the corresponding period in 2015, primarily due to increases in one-time commissions and recurring management fees.

•        Net revenues from one-time commissions for the first quarter of 2016 were $23.9 million, a 139.8% increase from $10.0 million for the corresponding period in 2015, primarily a result of an increase in the number of active clients as the Company opened new client centers and expanded existing ones.

•        Net revenues from recurring management fees for the first quarter of 2016 were $5.7 million, a 105.0% increase from $2.8 million for the corresponding period in 2015, primarily attributable to the increase in the value of assets under management. The Company recognized $0.5 million and $1.4 million carried interest in the first quarter of 2016 and 2015, respectively.

•        Net revenues from recurring service fees for the first quarter of 2016 were $5.0 million, a 313.9% increase from $1.2 million for the corresponding period in 2015, primarily as the Company provided ongoing services to more product suppliers. The Company recognized $0.6 million and $0.5 million variable performance fees in the first quarter of 2016 and 2015, respectively.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2016 were $29.7 million, an increase of 296.8% from $7.5 million for the corresponding period in 2015.

•        Cost of revenues for the first quarter of 2016 were $17.2 million, a 385.3% increase from $3.5 million for the corresponding period in 2015, primarily due to a combination of an increase in the number of wealth management advisors and client managers and the average compensation, in particular commission fees, paid to them.

•        Selling expenses for the first quarter of 2016 were $8.1 million, a 277.6% increase from $2.1 million for the corresponding period in 2015, primarily due to increased marketing, advertising and brand promotion expenses.

•        G&A expenses for the first quarter of 2016 were $4.9 million, a 165.6% increase from $1.9 million for the corresponding period in 2015, mainly due to increases in both the numbers of managerial and administrative personnel and compensation paid to them as well as increased rental and office supply expenses.

•        Other operating income (government subsidies) received by the Company in the first quarter of 2016 were $0.5 million, a significant increase from $48 thousand for the corresponding period in 2015.

Operating margin for the first quarter of 2016 was 14.0%, compared to 46.2% for the corresponding period in 2015. The decrease was mainly due to increased compensation costs and marketing expenses compared with the corresponding period in 2015.

Income tax expenses for the first quarter of 2016 were $1.4 million, a 31.8% decrease from $2.0 million for the corresponding period in 2015. The decrease was primarily due to a decrease in taxable income.

Net Income

•        Net Income

•        Net income attributable to ordinary shareholders for the first quarter of 2016 was $4.1 million, a 16.5% decrease from $4.9 million for the corresponding period in 2015.

•        Net margin attributable to ordinary shareholders for the first quarter of 2016 was 11.8%, as compared to 35.1% for the corresponding period in 2015.

•        Net income attributable to ordinary shareholders per basic and diluted ADS for the first quarter of 2016 was $0.13 and $0.12, respectively, as compared to $0.25 and $0.24, respectively, for the corresponding period in 2015.

•        Non-GAAP Net Income

•        Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2016 was $5.4 million, a 2.9% increase from $5.2 million for the corresponding period in 2015.

•        Non-GAAP net margin for the first quarter of 2016 was 15.6%, as compared to 37.5% for the corresponding period in 2015.

•        Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the first quarter of 2016 was $0.16, as compared to $0.26 for the corresponding period in 2015.

Balance Sheet and Cash Flow

As of March 31, 2016, the Company had $140.8 million in cash and cash equivalents, compared to $122.5 million as of December 31, 2015 and $31.5 million as of March 31, 2015.

Net cash used in operating activities during the first quarter of 2016 was $1.4 million.

Net cash used in investing activities during the first quarter of 2016 was $1.6 million.

Net cash provided by financing activities during the first quarter of 2016 was $21.3 million. This was primarily attributable to our issuance of ordinary shares to Julius Baer Investment Ltd. and SINA Hong Kong Limited for an aggregate amount of approximately $22.9 million in a private placement in January 2016.

BUSINESS OUTLOOK

The Company estimates that its revenues for the second quarter of 2016 will be in the range of $35 million to $38 million, an increase of 108.3% to 126.2% compared to the same quarter in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on May 24, 2016 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526

Hong Kong:	+852-5808-3202 or 800-905-927

Mainland China:	400-120-0539

Passcode:	5483463

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 31, 2016:

U.S./International:	+1-866-846-0868

Hong Kong:	800-966-697

Mainland China:	400-184-2240

Passcode:	5483463

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6026 9129
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (21) 6230 5097
Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars)

	As of
	December 31,	March 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	122,504,799	140,793,577
Short-term investments	11,156,616	12,638,891
Short-term entrusted investments	287,797	154,770
Accounts receivable	4,005,258	1,835,657
Other receivables	5,164,971	5,434,921
Amounts due from related parties	1,836,209	6,851,760
Deferred tax assets — current	7,087,092	7,128,866
Other current assets	1,025,526	1,304,257

Total current assets	153,068,268	176,142,699
Long-term investments	9,988,168	8,512,351
Investment in affiliates	11,577,995	12,557,350
Advanced payment for acquisition	14,612,634	15,150,220
Property and equipment, net	2,473,964	2,854,832
Intangible assets	8,432,021	9,518,655
Goodwill	39,995,458	40,935,463
Long-term prepayment	292,655	951,479
Deferred tax assets — non-current	1,243,313	1,243,313

Total Assets	241,684,476	267,866,362

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	12,443,966	13,474,024
Income tax payable	15,913,670	7,123,746
Other tax payable	6,039,794	5,646,074
Dividend payable	1,154,983	—
Amounts due to related parties-current	—	966,488
Deferred revenue from related parties	12,897,658	18,531,326
Deferred revenues	8,956,195	10,084,492
Other current liabilities	730,405	1,198,182

Total current liabilities	58,136,671	57,024,332
Amounts due to related parties-non current	5,280,000	—
Deferred revenue — non-current from related parties	4,729,030	8,537,288
Deferred revenue — non-current	548,464	785,775
Non-current uncertain tax position liabilities	827,315	853,385
Deferred tax liabilities — non-current	2,108,005	2,379,664

Total Liabilities	71,629,485	69,580,444
Equity	170,054,991	198,285,918

Total Liabilities and Total Shareholders’ Equity	241,684,476	267,866,362

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Three months ended
	March 31,
	2015	2016
	$	$
Revenues
Third party revenues	5,416,494	13,264,321
Related party revenues	8,615,563	21,724,681
Total revenues	14,032,057	34,989,002
Business taxes and related surcharges	(88,948)	(405,758)

Net revenues	13,943,109	34,583,244

Operating costs and expenses:
Cost of revenues	(3,546,545)	(17,212,621)
Selling expenses	(2,142,845)	(8,091,953)
General and administrative expenses	(1,853,189)	(4,922,265)
Other operating income — government subsidy	48,069	486,532

Total operating cost and expenses	(7,494,510)	(29,740,307)

Income from operations	6,448,599	4,842,937

Interest income	8,275	109,327
Investment income	1,050,790	487,818
Other income	—	46,076

Total other income	1,059,065	643,221

Income before taxes and loss from equity in affiliates	7,507,664	5,486,158
Income tax expense	(1,986,604)	(1,355,835)
Income from equity in affiliates	(192,606)	(39,130)

Net income	5,328,454	4,091,193
Net income attributable to non-controlling interests	(430,573)	(1,144)

Net income attributable to ordinary shareholders	4,897,881	4,090,049

Net income per ADS:
Basic	0.25	0.13
Diluted	0.24	0.12
Weighted average number of shares used in computation:
Basic	61,244,980	191,651,631
Diluted	64,975,362	199,433,408

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In U.S. dollars)

	Three months ended March 31,
	2015	2016
	$	$
Net income	5,328,454	4,091,193
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	36,516	—
Disposal of available-for-sale investment	(43,288)	—
Change in cumulative foreign currency translation adjustment	(106,807)	447,220
Other comprehensive (loss) income	(113,579)	447,220

Comprehensive income	5,214,875	4,538,413
Less: Comprehensive income attributable to non-controlling interests	422,124	67,649

Comprehensive income attributable to ordinary shareholders	4,792,751	4,470,764

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

	Three months ended March 31,
	2015	2016
	$	$
Net margin	35.1%	11.8%
Adjusted net margin (non-GAAP)	37.5%	15.6%

Net income	4,897,881	4,090,049
Adjustment for share-based compensation	332,746	772,300
Adjustment for amortization of intangible assets related to acquisition	—	519,782
Adjusted net income attributable to ordinary shares (non-GAAP)	5,230,627	5,382,131

Net income attributable to ordinary shares per ADS, diluted	0.24	0.12
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	0.26	0.16

Weighted average number of shares used in computation:
Diluted	64,975,362	199,433,408